

SECURITI[...]SION



10035223

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010[AY1] |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 43632 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citation Financial Group, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 17th Floor
(No. and Street)

New York, (City) New York (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Murphy (212) 618-0900
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Richard Murphy, swear (or affirm) that, to the best of my knowledge and belief th accompanying financial statement and supporting schedules pertaining to the firm of **Citation Financial Group, L.P.**, as of **December 31, 2009**, are true and correct. further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

PRES. OF CORPORATE GENERAL PARTNER

Title



Notary Public

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Partner
Citation Financial Group, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Citation Financial Group, L.P. (the "Partnership") as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citation Financial Group, L.P. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 23, 2010

**Citation Financial Group, L.P.**

**Statement of Financial Condition**
**December 31, 2009**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 89,819 |
| Receivable From Clearing Broker | 1,062,937 |
| Prepaid Expenses | 37,054 |
| **Total assets** | $ 1,189,810 |
| **LIABILITIES AND PARTNER'S CAPITAL** | |
| Accrued Employee Compensation and Benefits | $ 323,782 |
| Accrued Expenses and Other Liabilities | 51,191 |
| **Total liabilities** | 374,973 |
| Partner's Capital | 814,837 |
| **Total liabilities and Partner's capital** | $ 1,189,810 |

See Notes to Statement of Financial Condition.

## Note 1. Organization and Summary of Significant Accounting Policies

Citation Financial Group, L.P. (the "Partnership") is a partnership formed pursuant to the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership deals primarily in debt securities on behalf of institutional customers and other broker dealers.

The Partnership records transactions in securities on a trade-date basis. The Partnership clears its transactions through a broker-dealer on a fully disclosed basis.

Cash represents unrestricted cash held with one major financial institution.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), now referred to as ASC Subtopic 740-10, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership adopted the guidance on January 1, 2009. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2006.

In May 2009, the FASB issued guidance on subsequent events (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 165 and now referred to as ASC 855). The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Partnership adopted the guidance upon its issuance. The adoption resulted in the disclosure regarding subsequent events (see Note 7).

## Note 2. Receivable From Clearing Broker

Receivable from clearing broker represents cash balances on deposit with the Partnership's clearing broker. The Partnership is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Partnership does not anticipate nonperformance by this counterparty.

**Note 3. Income Taxes**

As a partnership, the Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax.

**Note 4. Regulatory Requirements**

As a registered broker-dealer and a member of FINRA, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2009, the Partnership had net capital of $772,783, which exceeded the minimum requirement by $747,785.

The Partnership is exempt from the provisions of rule 15c3-3 of the SEC since the Partnership's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(ii) of the rule.

**Note 5. Related Party Transactions**

The Partnership rents its main office in New York from a member of the General Partner on a month-to-month basis for $2,679 per month. The General Partner also provides back office services to the Partnership at the rate of $3,000 per month.

**Note 6. Commitment**

The Partnership is committed under noncancelable operating lease for office space expiring on June 30, 2011. The minimum future lease payments under the lease are as follows:

| Year ending December 31, | |
|---|---|
| 2010 | $ 50,369 |
| 2011 | 25,799 |
| | $ 76,168 |

**Note 7. Subsequent Events**

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through February 23, 2010, the date the statement of financial condition was available to be issued.

# Citation Financial Group, L.P.

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.